June 23, 2005

To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

 Notice of Resolutions Adopted at FY2005 Ordinary General Shareholders' Meeting
     (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

The reports given and resolutions adopted at today's FY2005 Ordinary General Shareholders' Meeting are as below.


Report:
     1. Reports on the business report, unconsolidated balance sheet and statement of income for the FY2005 term (April 1, 2004 through March 31,
        2005)

     2. Reports on the consolidated balance sheet and statement of income for the FY2005 term (April 1, 2004 through March 31, 2005) and the report by accounting auditors and board of corporate auditors on the audit results of the consolidated financial statements.

     Details pertaining to the above 1 and 2 were reported.

Resolutions:
[Resolutions 1 to 6 Proposed by the Company]
     Proposed Resolution 1:         Approval of Proposed Appropriation of
                                    Retained Earnings for the FY2005 Term

                                    The year-end dividend of 40 yen per share was approved as per the proposed resolution. Combined with the interim dividend, the total shareholder dividend for the fiscal year ended March 31, 2005 will be 65 yen per share.

     Proposed Resolution 2:         Election of 26 Directors

                                    Approved as per the proposed resolution. The following 26 persons were elected and have taken up their positions as directors:
                                    Hiroshi Okuda, Katsuhiro Nakagawa, Fujio
                                    Cho, Katsuaki Watanabe, Tokuichi Uranishi,
                                    Kazuo Okamoto, Kyoji Sasazu, Mitsuo
                                    Kinoshita, Yoshimi Inaba, Takeshi
                                    Uchiyamada, Masatami Takimoto, Akio Toyoda,
                                    Tetsuo Hattori, Takeshi Suzuki, Shoichiro
                                    Toyoda, Yukitoshi Funo, Atsushi Niimi,
                                    Hajime Wakayama, Hiroshi Takada, Teiji
                                    Tachibana, Shinichi Sasaki, Shin Kanada,
                                    Akira Okabe, Yoshio Shirai, Yoichiro
                                    Ichimaru, and Shoji Ikawa.


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


     Proposed Resolution 3:         Election of 1 Corporate Auditor
                                    Approved as per the proposed resolution.
                                    Hiromu Okabe was elected and has taken up his position as an auditor. Mr. Hiromu Okabe satisfies the qualifications of an outside corporate auditor as provided in Paragraph
                                    1, Article 18 of the "Special Law of the
                                    Commercial Code Concerning the Audit, etc., of Stock Corporations (Kabushiki-kaisha)."

     Proposed Resolution 4:         Issue of Stock Acquisition Rights without
                                    Consideration to Directors, Managing
                                    Officers and Employees, etc., of Toyota
                                    Motor Corporation and its Affiliates

                                    Approved as per the proposed resolution.
                                    Pursuant to Article 280-20 and Article
                                    280-21 of the Commercial Code, Stock
                                    Acquisition Rights shall be granted without consideration, for the purpose of granting stock options, to directors, managing officers and employees, etc., of TMC and its affiliates.

     Proposed Resolution 5:         Repurchase of Shares

                                    Approved as per the proposed resolution. In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, authorization has been gained to repurchase shares of TMC common stock, up to 65 million shares and to a maximum value of 250 billion yen, pursuant to the provisions of Article 210 of the Commercial Code, after the conclusion of this Ordinary General Shareholders' Meeting and until the conclusion of the next Ordinary Shareholders' Meeting.

     Proposed Resolution 6:         Award of Bonus Payments to Retiring
                                    Directors

                                    Approved as per the proposed resolution. The bonuses paid to retiring 10 directors Kosuke Ikebuchi, Akihiko Saito, Ryuji Araki, Yoshio Ishizaka, Kosuke Shiramizu, Kazushi Iwatsuki, Yasuhito Yamauchi, Takashi Kamio, Hiroyuki Watanabe and Akio Matsubara for their dedicated efforts in the past. The actual amounts and the timing and method of payment, etc. will be determined in accordance with TMC's standards by the Board of Directors.


[Resolutions 7 to 8 Proposed by Shareholders]
     Proposed Resolution 7:         Amendment of the Articles of Incorporation
                                    (Part 1)

                                    Rejected

     Proposed Resolution 8:         Amendment of the Articles of Incorporation
                                    (Part 2)

                                    Rejected


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


At the conclusion of today's Ordinary General Shareholders' Meeting, a Board of Directors meeting was held where 26 persons were elected as directors with special titles and 48 managing officers were elected and took up their respective positions.

Chairman of the Board Hiroshi Okuda, Vice Chairman Fujio Cho, Vice Chairman Katsuhiro Nakagawa, President Katsuaki Watanabe, Executive Vice President Tokuichi Uranishi, Executive Vice President Kazuo Okamoto, Executive Vice President Kyoji Sasazu, Executive Vice President Mitsuo Kinoshita, Executive Vice President Yoshimi Inaba, Executive Vice President Takeshi Uchiyamada, Executive Vice President Masatami Takimoto, and Executive Vice President Akio Toyoda were elected and took up positions as representative directors.

The new directors are as follows:


Chairman of the Board            Hiroshi Okuda                Senior Managing Director         Hiroshi Takada
Vice Chairman                    Fujio Cho                    Senior Managing Director         Teiji Tachibana
Vice Chairman                    Katsuhiro Nakagawa           Senior Managing Director         Shinichi Sasaki
President                        Katsuaki Watanabe            Senior Managing Director         Shin Kanada
Executive Vice President         Tokuichi Uranishi            Senior Managing Director         Akira Okabe
Executive Vice President         Kazuo Okamoto                Senior Managing Director         Yoshio Shirai
Executive Vice President         Kyoji Sasazu                 Senior Managing Director         Yoichiro Ichimaru
Executive Vice President         Mitsuo Kinoshita             Senior Managing Director         Shoji Ikawa
Executive Vice President         Yoshimi Inaba                Honorary Chairman                Shoichiro Toyoda
Executive Vice President         Takeshi Uchiyamada           Full-time Corporate Auditor      Hideaki Miyahara
Executive Vice President         Masatami Takimoto            Full-time Corporate Auditor      Yoshiro Hayashi
Executive Vice President         Akio Toyoda                  Full-time Corporate Auditor      Chiaki Yamaguchi
Senior Managing Director         Tetsuo Hattori               Corporate Auditor                Yasutaka Okamura
Senior Managing Director         Yukitoshi Funo               Corporate Auditor                Hiromu Okabe
Senior Managing Director         Takeshi Suzuki               Corporate Auditor                Yoichi Kaya
Senior Managing Director         Atsushi Niimi                Corporate Auditor                Tadashi Ishikawa
Senior Managing Director         Hajime Wakayama


Managing Officers

Koichi Ina                       Seiichi Sudo                 Nobuyoshi Hisada                 Toshiki Hayama
Yoshikazu Amano                  Yasuhiko Ichihashi           Yasumori Ihara                   Takahiro Iwase
Takeshi Yoshida                  Tadashi Yamashina            Mitsuhisa Kato                   Akihito Tsuji
Shinzo Kobuki                    Takashi Hata                 Takahiko Ijichi                  Yoshihiko Masuda
Akira Sasaki                     James E. Press               Toshio Furutani                  Nobuo Kobayashi
Hiroshi Kawakami                 Gary L. Convis               Tetsuo Agata                     Yoshimasa Ishii
Hitoshi Nishiyama                Alan J. Jones                John H. Conomos                  Tatsuya Kaneko
Iwao Nihashi                     Wahei Hirai                  Panagiotis                       Takeshi Shirane
                                                              J.Athanasopoulos
Tadashi Arashiima                Tatehito Ueda                Senta Morioka                    Masanao Tomozoe
Masamoto Maekawa                 Takashi Shigematsu           Hironobu Inoue                   Katsunori Itasaka
Mamoru Furuhashi                 Yuzo Ushiyama                Kazuhiko Takarada                Tokuyuki Takahashi
Satoshi Ozawa                    Yoshikatsu Tanaka            Masayuki Nakai                   Real C. Tanguay



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At the conclusion of this Ordinary General Shareholders' Meeting, following 7 former directors who have retired upon the expiration of their term of office have taken up their positions as advisors: Former Vice Chairman Kosuke Ikebuchi, Former Executive Vice President Akihiko Saito, Former Executive Vice President Ryuji Araki, Former Executive Vice President Yoshio Ishizaka, Former Executive Vice President Kosuke Shiramizu, Former Executive Vice President Kazushi Iwatsuki, Former Senior Managing Director Takashi Kamio.


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